UNITED STATES*
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              RMR Real Estate Fund
                ------------------------------------------------
                                (Name of Issuer)


                                     Common
                         ------------------------------
                         (Title of Class of Securities)


                                    76970B101
                                 --------------
                                 (CUSIP Number)


                               December 31, 2012
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ X ]     Rule 13d-1(b)

          [   ]     Rule 13d-1(c)

          [   ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                 Initial Filing

* On February 11, 2013, The Charger Corporation, First Trust Portfolios L.P. and First Trust Advisors L.P., filing jointly, reported Percent of Class ownership of 7.76% for RMR Real Estate Fund. The filing should have been processed for RMR Real Estate Income Fund. The details of the original filing are as follows:

         Accession Number: 0001445546-13-000885

         Received:           11-Feb-2013 11:30

         File Number:        005-82692

This filing was submitted in error and should be disregarded.



                                      - 1 -





                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  FIRST TRUST PORTFOLIOS L.P.,
                                  FIRST TRUST ADVISORS L.P. and
                                  THE CHARGER CORPORATION
                                  Date: February 27, 2013


                                  By: /s/ Mark R. Bradley
                                      ---------------------------
                                            Mark R. Bradley
                                      Chief Financial Officer and
                                      Chief Operating Officer of
                                      First Trust Portfolios L.P. and
                                      First Trust Advisors L.P., and
                                      Chief Financial Officer and
                                      Treasurer of The Charger Corporation